U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

NEWS RELEASE

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY FILES ITS 2024 ANNUAL REPORT ON FORM 20-F

NEW YORK (April 30, 2025) Scully Royalty Ltd. (the “Company”) (NYSE: SRL) is pleased to announce that it has filed its Annual Report on form 20-F for the year ended December 31, 2024 (the "Annual Report") with the U.S. Securities and Exchange Commission, which includes updates on the Company's business, assets and operations.

We welcome any questions you may have and look forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read the entire Annual Report, which includes the Company’s audited financial statements and management's discussion and analysis for the year ended December 31, 2024, for a greater understanding of the Company's business and operations; and

-	direct any questions regarding the Company and the information in its Annual Report to the Company's North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with the Company's senior management.

A copy of the Annual Report, including the audited financial statements contained therein, is available under the Company's profile at www.sec.gov and on the Company's website at www.scullyroyalty.com. Shareholders of the Company may, upon request, receive a hard copy of such document free of charge by contacting the Company by email or telephone as set forth above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	April 30, 2025